Supplement dated November 13, 2023 To Prospectus Supplement dated January 24, 2023 (To Prospectus dated January 24, 2023)	Filed Pursuant to Rule 424(b)(5) Registration Statement No. 333-269386

Up to $225,000,000 of Common Stock

This supplement (this “Supplement”) supplements the prospectus supplement, dated January 24, 2023 (the “Prospectus Supplement”), relating to the offer and sale of shares of common stock, par value $0.001 per share, of Ellington Financial Inc. (the “Company”) from time to time through the agents named therein or directly to the agents for resale. If we sell our common stock to the Agents, acting as principal, or if we sell our common stock through the Agents, as our agents, in privately negotiated transactions, we may enter into a separate agreement setting forth the terms of such transaction and, to the extent required by applicable law, we will describe this agreement in a separate prospectus supplement or pricing supplement. Sales of shares of our common stock, if any, under this Supplement, the Prospectus Supplement and the accompanying prospectus may be made in negotiated transactions or transactions that are deemed to be "at the market" offerings as defined in Rule 415 under the Securities Act, including, without limitation, sales made directly on the NYSE or any other existing trading market for our common stock or sales made to or through a market maker other than on an exchange. In connection with the Agents acting as our agents, the Agents will use commercially reasonable efforts consistent with their normal sales and trading practices, on mutually agreed terms between the Agents and us. This Supplement should be read in conjunction with the Prospectus Supplement and the accompanying prospectus. Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Prospectus Supplement.

This Supplement is being filed to reflect the execution of the (i) equity distribution agreement (the “UBS Sales Agreement”) by and among the Company, our Manager and UBS Securities LLC (“UBS”) to include UBS as an additional sales agent in our previously announced at the market common stock offering program, (ii) equity distribution agreement (the “Armstrong Sales Agreement”) by and among the Company, our Manager and Armstrong Securities LLC (“Armstrong”) to include Armstrong as an additional sales agent in our previously announced at the market common stock offering program and (iii) amendment of each of the equity distribution agreements by and among the Company and the Manager, on the one hand, and each of Citizens JMP Securities, LLC, B. Riley Securities, Inc., and Ladenburg Thalmann & Co. Inc., respectively, on the other hand, to include UBS and Armstrong as additional agents. Accordingly, each reference to the terms “Agent” or “Agents” in the Prospectus Supplement is hereby amended to include both UBS and Armstrong and each reference to the terms “equity distribution agreement” or “equity distribution agreements” is hereby amended to also include the UBS Sales Agreement and the Armstrong Sales Agreement. In accordance with the terms of the equity distribution agreements, we may offer and sell, from time to time, shares of common stock having a maximum aggregate offering price of up to approximately $376,250,160 through the Agents as our agents for the offer and sale of the shares, or to the Agents for resale. As of the date of this Supplement, we have sold shares of our common stock under the equity distribution agreements having an aggregate gross sales price of approximately $207.92 million, leaving approximately $168.33 million available to be offered by this Supplement, the Prospectus Supplement and the accompanying prospectus. Our common stock is listed on the New York Stock Exchange, or NYSE, under the symbol "EFC." The last reported sale price of our common stock on the NYSE on November 10, 2023 was $12.70 per share.

Under the equity distribution agreements, the Agents will receive from us compensation of up to an aggregate of 2.0% of the gross proceeds of any shares sold pursuant to this Supplement. Other than the names of the agents, the equity distribution agreements are substantially similar in all material respects. In connection with the sale of common stock on our behalf, each Agent may be deemed to be an “underwriter” within the meaning of the Securities Act, and the compensation of the Agents may be deemed to be underwriting commissions or discounts.

The following is hereby inserted as a new row at the end of the disclosure in the table under the heading “The Offering,” immediately prior to the heading “Risk Factors” in the Prospectus Supplement.

Conflicts of Interest	Armstrong Securities LLC is an affiliate of the Company and, as such, may be deemed to have a “conflict of interest” in this offering of common stock within the meaning of Financial Industry Regulatory Authority, Inc. (“FINRA”) Rule 5121. Consequently, this offering of our common stock will be conducted in compliance with the provisions of FINRA Rule 5121. Armstrong Securities LLC may not make sales of our common stock in this offering to any of its discretionary accounts without the prior written approval of the account holder.

The following is hereby inserted under the heading “Plan of Distribution,” immediately prior to the sentence beginning “The Agents and their respective affiliates may provide various investment banking and advisory services…” in the Prospectus Supplement.

“Armstrong Securities LLC, an agent in this offering, is a subsidiary of the Company. As an agent in this offering, Armstrong Securities LLC will receive compensation for the shares of our common stock sold in this offering, which compensation will not exceed, but may be less than, 2.00% of the gross sales price per share.”

The following is hereby inserted at the end of the disclosure under the heading “Plan of Distribution,” immediately prior to the heading “Legal Matters” in the Prospectus Supplement.

“Armstrong Securities LLC is an affiliate of the Company and, as such, may be deemed to have a “conflict of interest” in this offering of common stock within the meaning of FINRA Rule 5121. Consequently, this offering of common stock will be conducted in compliance with the provisions of FINRA Rule 5121. Armstrong Securities LLC will not be permitted to sell any shares of our common stock in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder.”

Investing in our common stock involves significant risk. You should carefully read and consider the information referred to under "Risk Factors" on page S-5 of the Prospectus Supplement, as well as those described in our most recent Annual Report on Form 10-K, as updated and supplemented from time to time, and in our subsequent Quarterly Reports on Form 10-Q and other information that we file from time to time with the Securities and Exchange Commission.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Supplement, the Prospectus Supplement or the accompanying prospectus to which this Supplement and the Prospectus Supplement relate is truthful or complete. Any representation to the contrary is a criminal offense.

JMP Securities A CITIZENS COMPANY	B. Riley Securities	Ladenburg Thalmann	UBS Investment Bank	Armstrong Securities

The date of this Supplement is November 13, 2023